June 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Ivanhoe Electric Inc.
Registration Statement on Form S-1
Filed May 24, 2022, as amended
File No. 333-265175

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Ivanhoe Electric Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 27, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BMO Capital Markets Corp.

By:	/s/ Brad Pavelka
	Name:	Brad Pavelka
	Title:	Managing Director

Jefferies LLC

By:	/s/ Scott M. Skidmore
	Name:	Scott M. Skidmore
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]